EXHIBIT 8.1

LIST OF SUBSIDIARIES

Subsidiaries	Jurisdiction

Embotelladora Andina Chile S.A.	Chile
Andina Inversiones Societarias S.A.	Chile
Andina Bottling Investments Dos S.A.	Chile
Andina Bottling Investments S.A.	Chile
Servicios Multivending Ltda.	Chile
Transportes Andina Refrescos Ltda.	Chile
Rio de Janeiro Refrescos Ltda.	Brazil
Embotelladora del Atlántico S.A.	Argentina
Abisa Corp.	British Virgin Islands